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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ADEPT TECHNOLOGY INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

006854103

(Cusip Number)

November 18, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 006854103

1.	Name of Reporting Person: JDS Uniphase Corporation		I.R.S. Identification Nos. of above persons (entities only): 94-2579683

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,074,135

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 3,074,135

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,074,135

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.4%*

12.	Type of Reporting Person: CO

* Based on 29,637,417 shares of common stock of the Issuer outstanding as of the close of business on November 18, 2003, which includes (i) the issuance (the “Issuance”) of 11,111,121 shares of common stock by the Issuer to third parties pursuant to a private placement on November 18, 2003, (ii) the simultaneous conversion of all of the Issuer’s outstanding preferred stock, all of which was held by JDS Uniphase Corporation (“JDS”) as described in a Form 13D filed by JDS on November 6, 2001, into 3,074,135 shares of common stock (with the surrender to the Issuer of any remaining shares of preferred that were not converted in connection therewith) (the “Conversion”), and (iii) 15,452,161 shares of common stock of Issuer outstanding immediately prior to the Issuance and the Conversion.

Item 1.

(a)	Name of Issuer: Adept Technology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

150 Rose Orchard Way

San Jose, CA 95134

Item 2.

(a)	Name of Person Filing: JDS Uniphase Corporation

(b)	Address of Principal Business Office or, if none, Residence:

201 Baypointe Parkway

San Jose, CA 95134

(c)	Citizenship: Delaware

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 006854103

Item 3.    Not Applicable.

Item 4.    Ownership

(a)	Amount beneficially owned: 3,074,135

(b)	Percent of class: 10.4% (see footnote on page 2)

(c)	Number of shares as to which the person has

(i)	Sole power to vote or to direct the vote: 3,074,135

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 3,074,135

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.    Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2003

By: /s/ Christopher S. Dewees

Name:	Christopher S. Dewees
Title:	Senior Vice President and General Counsel